

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

March 2, 2010

<u>Via U.S. Mail and Facsimile</u>

Mike Ulrich
Vice President & Trust Officer
The Bank of New York Mellon Trust Co., N.A., Trustee
919 Congress Avenue
Austin, Texas 78701

> **Re: Mesa Royalty Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed September 16, 2009**
> **File No. 1-07884**

Dear Mr. Ulrich:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director